Exhibit 12(a)

General Electric Capital Corporation

and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31
(Dollars in millions)	2008	2007	2006	2005	2004

General Electric Capital Corporation
and consolidated affiliates
Earnings(a)	$5,991	$12,914	$11,522	$9,555	$9,219
Plus
Interest included in expense(b)	24,943	22,588	17,688	13,895	10,907
One-third of rental expense(c)	172	337	307	301	279
Adjusted “earnings”	$31,106	$35,839	$29,517	$23,751	$20,405

Fixed Charges:
Interest included in expense(b)	$24,943	$22,588	$17,688	$13,895	$10,907
Interest capitalized	65	80	77	72	37
One-third of rental expense(c)	172	337	307	301	279
Total fixed charges	$25,180	$23,005	$18,072	$14,268	$11,223

Ratio of earnings to fixed charges	1.24	1.56	1.63	1.66	1.82

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.

(1)